

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Via Email
Michael W. Bell
Chief Financial Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

> **Re: State Street Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-07511**

Dear Mr. Bell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Consolidated Results of Operations, page 52

Trading Services, page 57

1.   We note from exhibit 99.1 (slide 21) furnished with your Form 8-K filed on February 25, 2015 that trading services revenue is driven by the volume of services you provide to your clients. We also note from this presentation that your 2014 volumes increased significantly while total trading services revenue remained relatively unchanged from the prior year. Further, we note from the MD&A that your clients can transition from indirect FX trading services to direct sales and trading services or to your electronic trading platforms. Please respond to the following:

- Revise your future filings to disclose the volume of your client trading services and disaggregate this information in a manner comparable to the information furnished in your Form 8-K disclosure.
- Revise your future filings to explain how volume and price are driving your trading services revenue. For example, explain why the volume of these services has increased and why the related trading services revenues are relatively flat from the prior year.
- We note that you expect your indirect FX trading revenues to decrease over time based on the transition of your clients to your other execution methods. Revise your future filings to disclose the amount of revenues that have transitioned between these related services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or me at (202) 551-3872 if you have questions regarding our comments.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief.